

02007416

SECUR[illegible] [illegible]MMISSION
Washington, D.C. 20549

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| OMB Number: 3235-0123 |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-46905 |



MAR 01 2002
143


**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHC Trading Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square 2005 Market Street
(No. and Street)

| Philadelphia | Pennsylvania | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Williams 215-636-3241
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 1700 Market Street | Philadelphia | Pennsylvania | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Lawrence E. Donato and Robert D. Williams, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of BHC Trading Corp. Inc. for the year ended December 31, 2001 are true and correct, and such consolidated financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | Date 2/25/02

Lawrence E. Donato
President & Chief Executive Officer

Signature | Date 2/25/2002

Robert D. Williams
Controller

Notary Public

VALEREE P. ROOT
COMMONWEALTH OF PENNSYLVANIA
COMMISSIONER OF DEEDS
My Commission Expires October 12, 2006


RECEIVED
MAR 01 2002

# *BHC Trading Corp.*
# *(an indirect wholly owned subsidiary of Fiserv, Inc.)*

*Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control*

**Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.**

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com


Deloitte
& Touche
MAR 01 2002

## INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of BHC Trading Corp.:

We have audited the accompanying statement of financial condition of BHC Trading Corp. (an indirect wholly owned subsidiary of Fiserv, Inc.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BHC Trading Corp. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

## BHC TRADING CORP.
## (an indirect wholly owned subsidiary of Fiserv, Inc.)

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2001

#### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 358,367 |
| Receivable from clearing organization | 173,055 |
| Deposits with clearing organization | 234,677 |
| Equity securities owned, at market value | 20,491 |
| Specialists' books, at cost, net of accumulated amortization of $189,333 | 170,667 |
| Other assets | 96,759 |
| TOTAL ASSETS | $ 1,054,016 |

#### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Equity securities sold, not yet purchased | $ 7,233 |
| Accounts payable | 173,183 |
| Payable to affiliates | 140,282 |
| Total liabilities | 320,698 |
| Stockholder's Equity: | |
| Common stock, par value $.001, 1,000 shares authorized and outstanding | 1 |
| Additional paid-in capital | 624,999 |
| Retained earnings | 108,318 |
| Total stockholder's equity | 733,318 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 1,054,016 |

See notes to statement of financial condition.

### 1. SIGNIFICANT ACCOUNTING POLICIES

***General and Basis of Presentation*** - BHC Trading Corp. (the "Company") is a wholly owned subsidiary of BHC Investments, Inc., which is a wholly owned subsidiary of Fiserv Clearing, Inc. ("FCI"). FCI is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

The Company acts as a "securities specialist" operating on the floor of the Philadelphia Stock Exchange. The Company is currently a specialist in approximately 120 listed stocks and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

***Securities Transactions*** - Securities transactions are recorded on a trade-date basis.

***Equity Securities Owned and Equity Securities Sold, Not Yet Purchased*** - Securities owned and securities sold, not yet purchased, if any, are recorded at market value.

***Specialists' Book Value*** - In 1994, the Company acquired a "securities specialist" for $350,000 which operates on the floor of the Philadelphia Stock Exchange. This amount is being amortized over 15 years using the straight-line method. In 1998, the Company acquired the right to specialize in twenty listed stocks. The purchase price of $10,000 is being amortized over 15 years using the straight-line method.

***Income Taxes*** - The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

***Cash and Cash Equivalents*** - Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with maturities of three months or less at the time of purchase.

***Fair Value of Financial Instruments*** - The carrying amounts of the Company's cash and cash equivalents, and deposits with and payable to clearing organizations approximate their fair values.

***Estimates*** - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

***Accounting Standards Adopted*** - In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was required to be adopted on January 1, 2001. The adoption of the statement had no impact on the statement of financial condition.

***New Accounting Pronouncements*** - In June 2001, FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be

amortized, but instead tested for impairment at least annually. The Company will adopt SFAS No. 142 on January 1, 2002. The Company estimates that the adoption of SFAS No. 142 in 2002 will not have a material impact on the statement of financial condition.

## 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $458,693, which was $358,693 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.68 to 1.

## 3. SEC RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as a specialist because it does not receive or handle customer funds.

## 4. EMPLOYEE BENEFIT PLANS

Fiserv sponsors a 401(k) savings plan covering full-time employees of the Company and its affiliates who are at least 21 years of age. After an employee has attained one year of service, the Company matches a portion of the employees' contributions which vest after five years of continued employment. The Company also makes discretionary contributions based upon the attainment of certain profit goals.

## 5. RELATED PARTY TRANSACTIONS

At December 31, 2001, amounts payable to affiliates and FCI, including federal income taxes, were $140,282.

## 6. LITIGATION

In the normal course of business, the Company is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, the Company's management does not expect that such litigation will have a material adverse effect on the Company's financial position or liquidity.

* * * * * *

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

**Deloitte & Touche**

February 15, 2002

BHC Trading Corp.
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of BHC Trading Corp. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Philadelphia Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP